

Mail Stop 7010

April 23, 2008

<u>Via U.S. mail and facsimile</u>

Mr. J. Larry Sorsby
Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street, P.O. Box 500,
Red Bank, New Jersey 07701

      RE: Form 10-K for the year ended October 31, 2007
                 Form 10-Q for the quarter ended January 31, 2008
                     File No. 1-8551

Dear Mr. Sorsby:

        We have limited our review of the above referenced reports to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis, page 18

2. We note your discussion of the U.S. housing market and the impact that developments in the homebuilding industry and related mortgage finance industry have had on your results of operations. We urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded. In addition, we urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding assets, such information may be required to be disclosed if it would be material and useful to investors. For example, if you have significant amounts of inventory for which you determine the fair value is close to your book value, you should consider how you can constructively convey the potential risk associated with these inventory amounts. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing these additional disclosures related to each type of potential charge, including impairment charges related to inventories and intangible assets, write-off of additional deposits and pre-acquisition costs related to land not being pursued, as well as charges related to investments in joint ventures. Please also consider whether these types of disclosures would be more meaningful if provided at the segment level.

3. Your financial services operations consist primarily of originating mortgages from your homebuyers, selling such mortgages in the secondary market, and title insurance activities. You note that the availability of certain mortgage financing products became more constrained starting in February 2007 when the mortgage industry began to more closely scrutinize sub-prime, Alt-A, and other non-prime mortgage products. Please expand your disclosures to address the risks and exposures to your financial services operations related to these mortgage financing products, including risks associated with being able to resell these loans. Specifically, you should disclose whether you originate any sub-prime, Alt-A, or other non-prime loans. If so, please disclose your definition and description of sub-prime and/or Alt-A loans as well as your underwriting and risk management policies related to these loans. You should also consider quantifying your exposure to each of these types of loans.

Critical Accounting Policies

Inventories, page 20

4. Please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category reflected on your consolidated balance sheets. Please consider including the following:
   - Please clarify how you determine which communities should be tested for impairment as well as at what point in time they should be tested for impairment. You state that for inventories of communities under development, a loss is recorded when events and circumstances indicate impairment and the undiscounted cash flows generated are less than the related carrying amounts. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment. Please address whether you look for these events and circumstances on a community level as well as how frequently you evaluate for these types of events and circumstances;
   - Please disclose the number of communities tested for impairment during each period presented, the number of communities you determined to be impaired during each period presented, and the total number of communities which exist at the end of each period presented; and
   - Please discuss the specific valuation methods used to determine fair value for each inventory category. Please discuss the significant estimates and assumptions used to determine estimated future cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others.

Capital Resources and Liquidity, page 21

5. You provided for your cash requirements for the twelve months ended October 31, 2007 from housing and land sales, the revolving credit facility, financial service revenues, other revenues, distributions from joint ventures and tax refunds received in fiscal 2007. You believe that these sources of cash are sufficient to finance your working capital requirements and other needs. We note that your homebuilding revenues decreased by 22% or $1.3 billion from the year ended October 31, 2006 to the year ended October 31, 2007. In addition, the amount available under your revolving credit line was reduced from $1.2 billion to $900 million in March 2008. In light of the above, please discuss the significant changes in these sources of cash from period to period, the impact of these changes on your liquidity and capital resources, and how you determined that these sources will still be sufficient. You should also disclose if you expect any alternative sources of funding to be available.

6. We remind you that Item 303(A)(1) an (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the homebuilding and mortgage finance industry which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

7. As of October 31, 2007 and January 31, 2008, you disclose that you were not in compliance with certain covenants under your Revolving Credit Agreement and that you were able to obtain waivers of compliance under these covenants. Please discuss the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future. In addition, you disclosed that the borrowing base increases as inventory increases. Please clarify whether the borrowing base also decreases as inventory decreases. Given the amount available under your revolving credit line was reduced from $1.2 billion to $900 million in March 2008, please expand your disclosure to address the risk that the amount available under the revolving credit line could be subject to further reductions.

8. The Revolving Credit Agreement contains events of default which would permit the lenders to accelerate the loans if not cured within applicable grace periods, including the failure to make timely payments under the agreement or other material indebtedness, the failure to satisfy covenants and specified events of bankruptcy and insolvency. Please clearly disclose which events of default are most likely to occur under the Revolving Credit Agreement as well as under any other debt agreements. Given that you were not in compliance with the Consolidated Tangible Net Worth and Leverage Ratio covenants under the Revolving Credit Agreement and you state that you will likely violate one or more of this agreement's covenants during 2008 based on your current expectations, please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date. This disclosure should be provided for the Consolidated Tangible Net Worth and Leverage Ratio covenants as well as for any additional covenants which are material to an understanding of your financial structure. In a similar manner, please disclose the required as well as your actual fixed charge coverage ratio as of the end of each reporting period as defined in the indentures governing your senior notes and senior subordinated notes.

FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2008

General

9. Please address the above comments in your interim filings as well.

* * * *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689.

             Sincerely,

             John Hartz
             Senior Assistant Chief Accountant